EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth Royal Bank of Canada’s consolidated ratios of earnings to fixed charges, calculated in accordance with Canadian GAAP and U.S. GAAP, for the years ended October 31, 2008 and 2007 and the six months ended April 30, 2009:

Canadian GAAP	Year Ended October 31,		Six Months Ended April 30, 2009
	2008	2007
Excluding Interest on Deposits	2.51	2.34	2.39
Including Interest on Deposits	1.37	1.37	1.33

U.S. GAAP	Year Ended October 31,		Six Months Ended April 30, 2009
	2008	2007
Excluding Interest on Deposits	2.33	2.36	2.21
Including Interest on Deposits	1.32	1.37	1.28

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

CDN GAAP

Royal Bank of Canada and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

		Year Ended October 31
	6 Months 2009	2008	2007	2006	2005	2004	2003	2002	2001

(Canadian dollars in millions)

Excluding Interest on Deposits

Income from continuing operations before income taxes	$1,750	$6,005	$7,025	$6,204	$4,702	$4,322	$4,406	$4,072	$3,658

Less: Income from equity investees	(7)	(42)	(63)	(55)	(105)	(73)	14	(7)	(3)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,182	$3,826	$5,075	$4,700	$3,242	$2,326	$2,111	$1,968	$2,278
Estimated interest within rental expense	73	129	128	127	114	123	118	132	119

Total fixed charges	1,255	3,955	5,203	4,827	3,356	2,449	2,229	2,100	2,397

Preferred dividend requirements	161	131	110	78	58	44	46	57	49	Note 2

Fixed charges and preferred dividends	1,416	4,086	5,313	4,905	3,413	2,493	2,275	2,157	2,446

Earnings	2,998	9,918	12,165	10,976	7,953	6,698	6,649	6,165	6,052

Ratio of earnings to fixed charges	2.39	2.51	2.34	2.27	2.37	2.73	2.98	2.94	2.53

Ratio of earnings to fixed charges and preferred dividends	2.12	2.43	2.29	2.24	2.33	2.69	2.92	2.86	2.47

Including Interest on Deposits

Income before income taxes	$1,750	$6,005	$7,025	$6,204	$4,702	$4,322	$4,406	$4,072	$3,658

Less: Income/(loss) from equity investees	(7)	(42)	(63)	(55)	(105)	(73)	14	(7)	(3)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$5,232	$15,984	$18,845	$15,408	$10,188	$7,468	$7,563	$7,677	$10,990
Estimated interest within rental expense	73	129	128	127	114	123	118	132	119

Total fixed charges	5,305	16,113	18,973	15,535	10,302	7,591	7,681	7,809	11,109

Preferred dividend requirements	161	131	110	78	58	44	46	57	49	Note 2

Fixed charges and preferred dividends	5,466	16,244	19,083	15,613	10,359	7,635	7,727	7,866	11,158

Earnings	7,048	22,076	25,935	21,684	14,899	11,840	12,101	11,874	14,764

Ratio of earnings to fixed charges	1.33	1.37	1.37	1.40	1.45	1.56	1.58	1.52	1.33

Ratio of earnings to fixed charges and preferred dividends	1.29	1.36	1.36	1.39	1.44	1.55	1.57	1.51	1.32

Note (1)	6 Months 2009	2008	2007	2006	2005	2004	2003	2002	2001

Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments—both GAAPS)	7,378	41,695	63,411	55,152	104,561	73,043	(14,174)	6,843	2,800
Joint Ventures
(equity accounted investments—U.S. GAAP and proportionate consolidation Cdn. GAAP)	—	—	—	—	—	—	—	—	—

	7,378	41,695	63,411	55,152	104,561	73,043	(14,174)	6,843	2,800

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	96	101	88	60	42	31	31	38	31
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	59.8%	77.2%	80.2%	77.4%	72.8%	70.2%	67.3%	66.5%	63.4%

Preferred Dividend Requirement	161	131	110	78	58	44	46	57	49

Effective Tax Rate for Continuing Ops	40.2%	22.8%	19.8%	22.6%	27.2%	29.8%	32.7%	33.5%	36.6%

U.S. GAAP

Royal Bank of Canada and Subsidiaries

Ratio of Earnings to Fixed Charges and Preferred Dividends

		Year Ended October 31
	6 Months 2009	2008	2007	2006	2005	2004	2003	2002	2001

(Canadian dollars in millions)

Excluding Interest on Deposits

Income from continuing operations before income taxes	$1,549	$5,279	$7,112	$6,192	$4,918	$4,428	$4,576	$4,421	$3,892

Less: Income/(loss) from equity investees	(123)	(264)	(268)	(203)	(159)	(166)	(36)	(54)	(41)	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$1,111	$3,659	$4,913	$4,564	$3,127	$2,440	$2,088	$1,974	$2,298
Estimated interest within rental expense	70	124	122	122	110	121	115	129	116

Total fixed charges	1,181	3,783	5,035	4,686	3,237	2,561	2,203	2,103	2,414

Preferred dividend requirements	159	139	125	94	76	63	99	144	207	Note 2

Fixed charges and preferred dividends	1,340	3,922	5,160	4,780	3,313	2,623	2,302	2,247	2,621

Earnings	2,607	8,798	11,879	10,675	7,996	6,823	6,743	6,470	6,265

Ratio of earnings to fixed charges	2.21	2.33	2.36	2.28	2.47	2.66	3.06	3.08	2.60

Ratio of earnings to fixed charges and preferred dividends	1.95	2.24	2.30	2.23	2.41	2.60	2.93	2.88	2.39

Including Interest on Deposits

Income from continuing operations before income taxes	$1,549	$5,279	$7,112	$6,192	$4,918	$4,428	$4,576	$4,421	$3,892

Less: Income/(loss) from equity investees	(123)	(264)	(268)	(203)	(159)	(166)	(36)	(54)	(41)	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$5,077	$15,450	$18,362	$15,076	$10,073	$7,650	$7,555	$7,683	$11,010
Estimated interest within rental expense	70	124	122	122	110	121	115	129	116

Total fixed charges	5,147	15,574	18,484	15,198	10,183	7,771	7,670	7,812	11,126

Preferred dividend requirements	159	139	125	94	76	63	99	144	207	Note 2

Fixed charges and preferred dividends	5,306	15,713	18,609	15,292	10,259	7,833	7,769	7,956	11,333

Earnings	6,573	20,589	25,328	21,187	14,942	12,033	12,210	12,179	14,977

Ratio of earnings to fixed charges	1.28	1.32	1.37	1.39	1.47	1.55	1.59	1.56	1.35

Ratio of earnings to fixed charges and preferred dividends	1.24	1.31	1.36	1.39	1.46	1.54	1.57	1.53	1.32

Note (1)
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments—both GAAPS)	7,378	41,695	63,411	55,152	104,561	73,043	(14,174)	6,843	2,800
Joint Ventures
(equity accounted investments—U.S. GAAP and proportionate consolidation Cdn. GAAP)	115,375	222,636	204,679	147,670	54,911	93,305	50,017	47,441	38,400

	122,753	264,331	268,090	202,822	159,472	166,348	35,843	54,284	41,200

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	96	112	102	74	56	45	68	98	135
Taxable Equivalent Gross-up
(1-Canadian Tax Rate for period)	60.6%	80.5%	81.4%	78.9%	73.7%	71.9%	68.8%	68.0%	65.3%

Preferred Dividend Requirement	159	139	125	94	76	63	99	144	207

Effective Tax Rate for Continuing Ops	39.4%	19.5%	18.6%	21.1%	26.3%	28.1%	31.3%	32.0%	34.7%